                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D. C.  20549

                                   Form 10-Q

                QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



For Quarter Ended

           March 31, 2002                   Commission File Number 0-4431
------------------------------------     -----------------------------------

                              AUTO-GRAPHICS, INC.
            ------------------------------------------------------
            (exact name of registrant as specified in its charter)


             California                              95-2105641
----------------------------------       ----------------------------------
  (State or other jurisdiction of                (I.R.S. Employer
  incorporation or organization)               Identification Number)


              3201 Temple Avenue, Pomona, California 91768-3200
           -------------------------------------------------------
             (Address of principal executive offices)(zip code)


    Registrant's telephone number, including area code: (800) 776-6939


       Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.


                           Yes  X       No
                              -----        -----

Total shares of Common Stock issued and outstanding as of May 10, 2002 was 4,997,234.

                              AUTO-GRAPHICS, INC.

                                   Form 10-Q

                                 March 31, 2002

                               TABLE OF CONTENTS


          Unaudited Condensed Consolidated
            Statements of Operations and Comprehensive
            Income............................................1

          Consolidated Balance Sheets.........................2

          Unaudited Consolidated
            Statements of Cash Flows..........................3

          Notes to the Unaudited Consolidated
            Financial Statements..............................4

          Management's Discussion and Analysis of
            Financial Condition and Results of
            Operations.......................................12

          Part II.  Other Information........................15

                              AUTO-GRAPHICS, INC.
                                   Form 10-Q

                       PART I -- FINANCIAL INFORMATION


Item 1.  Financial Statements.

         Unaudited Condensed Consolidated Statements of Operations and
                              Comprehensive Income

                     For the Three Months Ended March 31,


                                                 2002            2001
                                              ----------      ----------


Net sales (See Note 3)                        $1,636,006      $3,122,069

Costs and expenses:
  Cost of sales                                  938,483       1,511,488
  Selling, general & administrative              656,791       1,163,869
                                              ----------      ----------
  Total costs and expenses                     1,595,274       2,675,357
                                              ----------      ----------
Income from operations                            40,732         446,712

  Interest/other income/(expense)             (   25,052)     (   34,888)
                                              ----------      ----------
Income before taxes
  and minority interests                          15,680         411,824

Provision for taxes
  based on income (See Note 4)                        --          62,000

Minority Interests                            (   11,559)     (  101,874)
                                              ----------      ----------
Net income and total
  comprehensive income                        $   27,239      $  451,698
                                              ==========      ==========

Basic earnings per share                      $      .01      $      .09

Basic weighted average
  shares outstanding                           4,997,234       4,997,234

Diluted earnings per share                    $      .01      $      .09

Diluted weighted average
  shares outstanding                           4,997,234       4,997,234

            See Notes to Unaudited Consolidated Financial Statements.

                               AUTO-GRAPHICS, INC.
                                    Form 10-Q

                            Consolidated Balance Sheets
                        March 31, 2002 and December 31, 2001

                ASSETS                           2002            2001
--------------------------------------       -----------     -----------
Current assets:                              (Unaudited)
  Cash                                       $   120,622     $   122,029
  Accounts receivable, less allowance
    for doubtful accounts
    ($145,000 in 2002 and 2001)                  436,345         695,789
  Unbilled production costs                       27,079          11,013
  Other current assets                           233,191         210,288
                                             -----------     -----------
    Total current assets                         817,237       1,039,119
Software, net                                  3,405,618       3,458,256
Equipment, furniture
  and leasehold improvements, net              1,107,332       1,216,175
Other assets                                      78,524          87,210
                                             -----------     -----------
                                             $ 5,408,711     $ 5,800,760
                                             ===========     ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable                           $   392,659     $   361,421
  Deferred income                              1,062,339       1,255,006
  Other accrued liabilities                      192,929         205,316
  Accrued payroll and
    related liabilities                          261,979         468,408
  Current portion of long-term debt            1,336,916       1,380,427
                                             -----------     -----------
    Total current liabilities                  3,246,822       3,670,578

  Deferred taxes based on income                 151,600         148,900
                                             -----------     -----------
Total liabilities                              3,398,422       3,819,478
Minority Interests                              (131,273)       (119,714)

Stockholders' equity:
  Notes Receivable - Stock                   (    73,297)    (    75,364)
  Common stock, 12,000,000
    shares authorized, 4,997,234
    shares issued and outstanding
    in 2002 and 2001                           4,201,755       4,201,755
  Accumulated deficit                        ( 1,987,174)    ( 2,014,414)
  Other comprehensive income/(loss)                  278     (    10,981)
                                             -----------     -----------
Total stockholders' equity                     2,141,562       2,100,996
                                             -----------     -----------
                                             $ 5,408,711     $ 5,800,760
                                             ===========     ===========
            See Notes to Unaudited Consolidated Financial Statements.

                              AUTO-GRAPHICS, INC.
                                   Form 10-Q

                             Unaudited Consolidated
                            Statements of Cash Flows

                       For the Three Months Ended March 31,
                           Increase (Decrease) in Cash

                                                  2002           2001
                                               ----------     ----------
Cash flows from operating activities:
  Net income                                   $   27,239     $  451,698
  Adjustments to reconcile
    net income to net cash
    provided by (used in) operating activities:
  Depreciation and amortization                   286,899        389,478
  Minority Interests                           (   11,559)    (  101,874)
  Changes in operating assets
         and liabilities:
    Accounts receivable                           249,155        590,624
    Unbilled production costs                  (   16,066)        33,566
    Other current assets                       (   24,079)    (    3,175)
    Other assets                                    8,673           -
    Accounts payable                               32,986     (  316,455)
    Deferred income                            (  185,649)    (   68,504)
    Other accrued liabilities                  (   10,001)       428,358
    Accrued payroll and
      related liabilities                      (  201,834)    (  151,378)
Net cash provided by                           ----------     ----------
  operating activities                            155,764      1,252,338

Cash flows from investing activities:
  Capital expenditures                         (  129,674)    (  444,870)

Cash flows from financing activities:
  Principal payments under debt
    Agreements                                 (   43,511)    (  829,300)
  Receipts from notes receivable - stock            2,067             --
Cash used in                                   ----------     ----------
  financing activities                         (   41,444)    (  829,300)
                                               ----------     ----------
Net decrease in cash                           (   15,354)    (   21,832)
  Foreign currency effect on cash                  13,947             --
Cash at beginning of period                       122,029      1,202,442
                                               ----------     ----------
Cash at end of period                          $  120,622     $1,180,610
                                               ==========     ==========
Supplemental disclosures of cash flow information:
  Cash paid during the period for:
    Interest                                   $   33,050     $   67,463
    Income taxes                                    2,435          5,659

            See Notes to Unaudited Consolidated Financial Statements.

                              AUTO-GRAPHICS, INC.
                                   Form 10-Q

                                    Notes to
                   Unaudited Consolidated Financial Statements

                                March 31, 2002


NOTE 1. The unaudited consolidated financial statements included herein have been prepared by Registrant and include all normal and recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the financial position at March 31, 2002, the results of operations and the statement of cash flows for the three months ended March 31, 2002 and 2001 pursuant to the rules and regulations of the Securities and Exchange Commission. The consolidated financial statements include the accounts of Auto-Graphics, Inc. and its wholly-owned and majority-owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

         The results of operations for the subject periods are not necessarily indicative of the results for the entire year.

         This Quarterly Report on Form 10-Q is qualified in its entirety by the information included in the Company's Annual Report to the SEC on Form 10-K/A for the period ending December 31, 2001 including, without limitation, the financial statements and notes therein.

NOTE 2. As of March 31, 2002, the Company was in compliance with all of its loan covenants. The Company's primary bank has provided a letter of intent to amend and extend the terms of its credit agreement for an additional year to assist the Company in its recovery plan, which new terms are in the process of being finalized. The Company expects that the bank will continue to reduce the availability under the line of credit over the loan term and increase the interest rates and fees charged to the Company. The Company expects to complete the loan renewal within the next several weeks. The Company intends to replace this credit facility with a new facility from a different financial institution within the next six months.

         In March 2001, the Company licensed the use of its REMARC(TM) bibliographic database of Library of Congress pre-1968 holdings to a Japanese Company for use exclusively in Japan for a one-time payment of $1.5 million. This transaction has had a material effect on the results of operations reported by the Company for the first quarter ended March 31, 2001 and for the year ended December 31, 2001.

                               AUTO-GRAPHICS, INC.
                                    Form 10-Q

                                     Notes to
                    Unaudited Consolidated Financial Statements

                                 March 31, 2002


         Asset Purchase of Maxcess Library Systems Software: In February 2001, the Company completed the purchase of software and related assets of Maxcess Library Systems, Inc. The purchase and resulting Verso product offering will provide the Company with the opportunity to expand its current ASP (Application Service Provider) product line into the integrated library automation business.

         Asset Purchase of Pigasus Wings Software: In June 2001, the Company acquired the software and rights to Wings, an inter-library loan software program from Pigasus, Inc. In October 2001, following an evaluation of the Wings software and customer base, the Company concluded that the software did not conform to the representations made by the sellers and the Company has sought to rescind the contract to acquire the software. On November 6, 2001, the Company filed suit against Pigasus, Inc. and its principals and is seeking a judgment of the court that the contract is rescinded as well as monetary damages and attorney's fees. The Company has reversed the acquisition transaction and expensed approximately $206,500 in expense associated with the transaction and related finished goods inventory in the third quarter of 2001.

Note 3. Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" establishes standards for reporting information about operating segments in interim and annual financial statements.

        The following table summarizes sales based on the location of the customers and assets based on the location of the asset presented on the basis of generally accepted accounting principles for the three months ended March 31, 2002, and 2001:

                                        2002            2001
                                    -----------     -----------
Geographic areas
    Net sales
         United States              $ 1,403,258     $ 1,303,060
         Foreign - Canada/Other         232,748       1,819,009

    Long-lived assets, net
         United States                4,464,884       5,075,174
         Foreign - Canada                48,066         102,669

                               AUTO-GRAPHICS, INC.
                                    Form 10-Q

                                     Notes to
                    Unaudited Consolidated Financial Statements

                                  March 31, 2002


Note 4. Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been reported in the Company's financial statements or tax returns. At December 31, 2001, the Company had available federal, state and foreign net operating loss carryforwards of approximately $1,115,000 ($3,728,000 including all subsidiaries) $1,055,000 and $199,000, respectively, for income tax purposes. These net operating loss carryforwards expire in 2021 for federal taxes, 2007 for state and 2006 for foreign taxes. Because the NOL tax benefit for losses incurred in Dataquad and LibraryCard is unlikely to be realized, no tax benefit has been recognized and a valuation allowance has been established offsetting these potential future tax benefits.


Note 5.  Earnings Per Share

         Statement of Financial Accounting Standards No. 128, "Earnings per Share" requires the presentation of basic earnings per share and diluted earnings per share. Basic and diluted earnings per share computations presented by the Company conform to the standard and are based on the weighted average number of shares of Common Stock outstanding during the year. For the year ended December 31, 2001 and quarter ended March 31, 2002, there were no common stock equivalents (warrants, options or convertible securities) outstanding.


Note 6.  Stock Option Plans

         As permitted by Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation", the Company has continued to account for employee stock options under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations.

         The Company adopted a 1997 Non-qualified Stock Option Plan effective December 31, 1997. The Plan consists of 300,000 shares of the Company's authorized but unissued Common Stock which shares have been reserved for possible future issuance under the Plan. The plan is a non-qualified plan covering only senior executives and related persons. As of March 31, 2002, there were no outstanding grants of options under the plan and no grants are currently planned.

                               AUTO-GRAPHICS, INC.
                                    Form 10-Q

                                     Notes to
                    Unaudited Consolidated Financial Statements

                                  March 31, 2002


         The Company adopted a qualified and non-qualified stock option plan following approval by its shareholders at its 2001 annual shareholder's meeting held on February 27, 2002. The plan consists of 497,000 shares with approximately 350,000 shares reserved for employees and 147,000 shares reserved for directors. There were no outstanding grants of options under the Plan as of March 31, 2002, although a small number of shares have been promised to certain executives who relinquished shares under the above referenced 1997 Non-qualified Stock Option Plan.

         In June 2000, 700,000 shares each of Dataquad and LibraryCard Common Stock were sold to a trustee (Corey M. Patick) on a note for use in a future stock purchase/option plan. As a result of the issuance, the Company's interest in the subsidiaries was diluted which resulted in a charge to Stockholders' Equity in the amount of $104,769. In January 2001, Robert S. Cope replaced Mr. Patick as trustee for the shares. Under the terms of the Cope Stock Purchase Agreement, the subsidiaries have the option to repurchase the stock by December 31, 2002. The effect of the repurchase would be a net increase in Minority Interests and a corresponding decrease in Stockholder's Equity of up to $280,500 ($180,250 for Dataquad and $100,250 for LibraryCard).


Note 7.  Legal Proceedings

         On May 9, 2001 the Company terminated the services of its long-time outside counsel, Robert H. Bretz. Mr. Bretz is also a former director of the Company. Following Mr. Bretz' termination he began to file lawsuits for and on behalf of the Company that had not been authorized by Company's management or the Board of Directors. On August 8, 2001 one particular case filed by Mr. Bretz in the name of the Company, Case No. BC252517, was dismissed by the Los Angeles California Superior Court holding that the Action by Unanimous Written Consent signed solely by Mr. Bretz in reference to the filing of the case was invalid because it failed to satisfy the requirements of California Corporations Code Section 307(b).

         On June 29, 2001 the Company filed Case No. BC353322 in Los Angeles California Superior Court captioned Auto-Graphics, Inc. vs. Robert H Bretz et al., alleging breach of fiduciary duty by Mr. Bretz and that Mr. Bretz had become disruptive and harmful to the business operations of the Company and damaged the Company by his various actions including his excessive billings to the Company.

                               AUTO-GRAPHICS, INC.
                                    Form 10-Q

                                     Notes to
                    Unaudited Consolidated Financial Statements

                                  March 31, 2002


         As a response to the complaint filed by the Company, Mr. Bretz filed a derivative cross-complaint against three of the Company's officers, Robert
S. Cope, Michael K. Skiles and Michael F. Ferguson for breach of fiduciary duty, fraud & deceit, misrepresentation, breach of contract/employment, removal for cause and other declaratory and injunctive relief. The original cross-complaint was filed on July 16, 2001 in Los Angeles California Superior Court under Case No. BC353322. The Company's management believes that the derivative cross-complaint filed by Mr. Bretz does not have any merit and that the Company will eventually prevail. The court ruled that the derivative cross-complaint was unlikely to benefit the Company or its shareholders and ordered Mr. Bretz to post the maximum ($50,000) bond in order to continue his lawsuit. The Company has been notified that Mr. Bretz has posted the bond on March 21, 2001. Mr. Bretz has filed a motion to exonerate the bond or for reconsideration of the court order to post the bond and a hearing on the matter is scheduled for May 23, 2002.

         On December 10, 2001, Mr. Bretz filed another complaint in Los Angeles Superior Court under Case No. BC263256 against the Company, two of the Company's officers, Robert S. Cope and Daniel E. Luebben, the Company's general counsel, Craig O. Dobler, and a director, James R. Yarter. The complaint seeks to enforce a director's inspection and copying rights under California Corporations Code Section 1602 and seeks injunctive relief, attorney's fees and costs. The Company has denied access to some documents by Mr. Bretz until a suitable protective order may be implemented to protect the Company's interests. The Company and individual defendants filed a demurrer (a formal objection to the legal sufficiency of the opponent's pleading). In response, Mr. Bretz amended his complaint and has dismissed all of the individual defendants. The Company intends to seek dismissal of the case, because Mr. Bretz is no longer a director.

         On February 19, 2002, Robert H. Bretz amended a complaint in
Federal District Court under Case No. CV 01-5891 CAS originally filed in
June 2001 by Mr. Bretz in the name of the Company seeking a temporary restraining order (TRO) and preliminary injunction blocking the 2001 annual shareholder's meeting scheduled for February 27, 2002, which had been delayed from October 31, 2001. At a hearing on February 26, 2002, the court denied the application for a temporary restraining order and ruled that the shareholder meeting could proceed as scheduled, but requested that the results of the proxy solicitation not be made public or be implemented until after a further hearing on March 22, 2002. The 2001 annual shareholder's meeting was conducted on February 27, 2002 and adjourned solely for the purpose of consideration on March 27, 2002 of a shareholder proposal submitted by Mr. Bretz, which was the subject of a supplemental proxy statement later issued on March 4, 2002. On March 27, 2002, the vote was

                               AUTO-GRAPHICS, INC.
                                    Form 10-Q

                                     Notes to
                    Unaudited Consolidated Financial Statements

                                  March 31, 2002


conducted at the adjourned meeting on the shareholder proposal. On April 26, 2002 the court issued its ruling, which denied the request by Mr. Bretz for a preliminary injunction and authorized the Company to release and implement the results of the vote from its February 27, 2002 shareholder meeting following completion of the vote on the shareholder proposal sponsored by Mr. Bretz establishing a maximum age limit for directors of 67 years. As a result of a vote by the shareholders of the Company, Mr. Bretz is no longer a director of the Company. Due to the delay in the court's ruling, the Company will not be able to proceed with its shareholder meeting originally planned for May 15, 2002 in accordance with its Bylaws and will be forced to reschedule the meeting to a tentative date of June 27, 2002.

         The Company has filed complaints with the California State Bar alleging violations of ethics codes by Mr. Bretz and the matters are currently being investigated by the State Bar.

         The Company filed a complaint in Los Angeles, California, Superior Court, Case No. BC261175 on November 6, 2001 against Pigasus, Inc. and its principals, Arthur and Candy Zemon. The suit alleges a lack of informed consent, fraud, deceit, intentional and negligent misrepresentation, lack of consideration, and breach of contract and seeks to rescind the contract for the Company's acquisition of the Wings software developed by Pigasus and seeks damages in excess of $400,000. Subsequently, Pigasus Software, Inc., Arthur Zemon and Candace Zemon filed suit in the Circuit Court of Saint Charles County, State of Missouri, Civil Action No. 01CV129525, against Auto-Graphics, Inc. for breach of contract, and they seek damages in excess of $500,000. Both actions were removed to the local Federal District Courts and the California District Court has transferred the matter to the District Court in Missouri. The parties have been engaging in mediation, but have been unable to reach agreement on a settlement.

                               AUTO-GRAPHICS, INC.
                                    Form 10-Q

                                     Notes to
                    Unaudited Consolidated Financial Statements

                                  March 31, 2002


Note 8.  Recently Issued Accounting Pronouncements

         In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 141, Business Combinations (SFAS 141), and No. 142, Goodwill and Other Intangible Assets (SFAS 142):

         SFAS 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001. SFAS 141 also requires that the Company recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS 141 applies to all business combinations initiated after June 30, 2001 and for purchase business combinations completed on or after July 1, 2001. It also requires, upon adoption of SFAS 142, that the Company reclassify the carrying amounts of intangible assets and goodwill based on the criteria in SFAS 141.

         SFAS 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. In addition, SFAS 142 requires that the Company identify reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS 142. SFAS 142 is required to be applied in fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. SFAS 142 requires the Company to complete a transitional goodwill impairment test six months from the date of adoption. The Company is also required to reassess the useful lives of other intangible assets within the first interim quarter after adoption of SFAS 142.

         The Company adopted SFAS 141 and SFAS 142 as of January 1, 2002 and the adoption had no material impact on its financial statements.

         In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires the fair value of a liability for an asset retirement obligation to be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company believes the adoption of this Statement will have no material impact on its financial statements.

                               AUTO-GRAPHICS, INC.
                                    Form 10-Q

                                     Notes to
                    Unaudited Consolidated Financial Statements

                                  March 31, 2002


         In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets. SFAS 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, are to be applied prospectively. The Company adopted this Statement as of January 1, 2002 and the adoption had no material impact on its financial statements.

                               AUTO-GRAPHICS, INC.
                                    Form 10-Q

                                  March 31, 2002


Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

FINANCIAL CONDITION
-------------------
December 31, 2001 to March 31, 2002
-----------------------------------
         Liquidity and capital resources. Working capital increased $202,000 primarily as a result of collection of accounts receivable, which declined $259,000 due to improved collections. Net cash provided by operating activities was $156,000 down from $1,252,000 in the first quarter of 2001. 2001 was much higher than normal due to a significant cash sale in March 2001 when the Company licensed the use of its REMARC(TM) bibliographic database of Library of Congress pre-1968 holdings to an unaffiliated Japanese Company (for use exclusively in Japan) for a one-time license fee of $1.5 million. This transaction had a material effect on the results of operations reported by the Company for the 1st Quarter of 2001. Excluding this license fee, 2001 cash used by operating activities would have been approximately $248,000 resulting in a $404,000 increase in cash provided by operating activities in 2002.

         Capital expenditures are down $315,000 from $445,000 for the first quarter of 2001 to $130,000 in 2002. Major expenditures for 2001 included the acquisition of Maxcess software for approximately 196,000, internally developed software for $175,000 and computer equipment. 2002 capital expenditures include $125,000 in internally developed software and minor hardware purchases.

         Management believes that liquidity and capital resources should be adequate to fund operations and expected reductions in bank debt during 2002 and into 2003. As of March 31, 2002, the Company was in compliance with all of its loan covenants. The Company's primary bank has provided a letter of intent to amend and extend the terms of its credit agreement for an additional year to assist the Company in its recovery plan, which new terms are in the process of being finalized. The Company expects that the bank will continue to reduce the availability under the line of credit over the loan term and increase the interest rates and fees charged to the Company. The Company expects to complete the loan renewal within the next several weeks. The Company intends to replace this credit facility with a new facility from a different financial institution within the next six months. The Company has been in discussion with several banks, although no firm commitment has been received at the time of this filing.

                               AUTO-GRAPHICS, INC.
                                    Form 10-Q

                                  March 31, 2002


RESULTS OF OPERATIONS
---------------------
First Quarter 2002 as Compared to First Quarter 2001
----------------------------------------------------
         Net sales decreased $1,486,000 or 48% from $3,122,000 in 2001 to $1,636,000 in 2002. In March 2001, the Company licensed the use of its REMARC(TM) bibliographic database of Library of Congress pre-1968 holdings to an unaffiliated Japanese Company (for use exclusively in Japan) for a one-time license fee of $1.5 million. This transaction had a material effect on the results of operations reported by the Company for the 1st Quarter of 2001. Excluding this license fee, sales were essentially unchanged from $1,622,000 in 2001 to $1,636,000 in 2002.

         Cost of sales decreased $573,000 or 38% as a result of major cost reductions in payroll and production costs in late 2001. Gross margins declined from 52% in 2001 to 43% in 2002. 2001 gross margins were unusually high primarily as a result of the licensing of the Remarc(TM) database as described above, which had insignificant costs associated with its production and delivery. Excluding this transaction, gross margins actually improved from 7% in 2001 to 43% in 2002. The Company has been and is re-evaluating all labor-intensive business segments in which it competes and has recently discontinued its retro-conversion business (the conversion of shelflist cards to electronic bibliographic records) where the market has dwindled to the point where it no longer justifies a continuation of the business. The Company is also evaluating the labor-intensive typesetting operations of its Publishing Division, which has also been declining for many years. We are, however, continuing the more profitable facets of the publishing business and intend to continue these sales as long as they provide a positive contribution to income.

         Selling, general and administrative expenses decreased $507,000 or 44% in 2002 as a result of major expense reductions in administrative payroll and sales and marketing expenses in late 2001. 2002 general & administrative expenses also included $252,000 in legal expenses due primarily to the ongoing dispute with the Company's former general counsel, Robert H. Bretz. (See Part II, Item 1. "Legal Proceedings").

         Income from operations declined $406,000 from $447,000 in 2001 to $41,000 in 2002. Excluding the effect of the above Remarc(TM) license fee of $1.5 million, the first quarter would have been a loss from operations of $1,053,000.

         Interest expense/other was $25,000 in 2002 down from $35,000 in 2001 due to lower average borrowings and lower interest rates.

                               AUTO-GRAPHICS, INC.
                                    Form 10-Q


         Provision for taxes based on income in 2002 were zero, which reflects the federal and state net operating loss carryforward (See Note 4 of Notes to Unaudited Consolidated Financial Statements).

         Minority interests reflects the outside owners' share of the losses realized by the majority-owned Dataquad subsidiary in 2002 compared to the two majority-owned (61%) subsidiaries, Dataquad and Librarycard in 2001. The reduction of $90,000 in the minority interests in the losses of majority-owned subsidiaries reflects the major reductions in payroll and expenses of these two subsidiaries and a substantial curtailment of the losses. Having exhausted the minority investor's capital, the Company must now recognize 100% of the losses for LibraryCard, although not currently material.

         Net income was $27,000 in 2002 compared to net income of $452,000 in 2001. Excluding the Remarc(TM) database license fee (as described above) of $1.5 million from the 2001 net income would have resulted in a net loss of approximately $1,048,000, which is a net income improvement of $1,075,000.

         Both basic and diluted earnings per share were $0.01 in 2002 compared to $0.09 in 2001. Excluding the Remarc(TM) database license fee (as described above) of $1.5 million from the 2001 net income would have resulted in a net loss of approximately $0.20 per share basic and diluted. Shares outstanding have been retroactively restated for a 3-for-1 stock split in February 2000.

         This Report includes forward-looking statements which reflect the Company's current views with respect to future events and financial performance. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                              AUTO-GRAPHICS, INC.
                                   Form 10-Q

                          PART II - OTHER INFORMATION


Item 1.  Legal Proceedings.

On May 9, 2001 the Company terminated the services of its long-time outside counsel, Robert H. Bretz. Mr. Bretz is also a former director of the Company. Following Mr. Bretz' termination he began to file lawsuits for and on behalf of the Company that had not been authorized by Company's management or the Board of Directors. On August 8, 2001 one particular case filed by Mr.
Bretz in the name of the Company, Case No. BC252517, was dismissed by the Los Angeles California Superior Court holding that the Action by Unanimous Written Consent signed solely by Mr. Bretz in reference to the filing of the case was invalid because it failed to satisfy the requirements of California Corporations Code Section 307(b).

On June 29, 2001 the Company filed Case No. BC353322 in Los Angeles California Superior Court captioned Auto-Graphics, Inc. vs. Robert H Bretz et al., alleging breach of fiduciary duty by Mr. Bretz and that Mr. Bretz had become disruptive and harmful to the business operations of the Company and damaged the Company by his various actions including his excessive billings to the Company.

As a response to the complaint filed by the Company, Mr. Bretz filed a derivative cross-complaint against three of the Company's officers, Robert
S. Cope, Michael K. Skiles and Michael F. Ferguson for breach of fiduciary duty, fraud & deceit, misrepresentation, breach of contract/employment, removal for cause and other declaratory and injunctive relief. The original cross-complaint was filed on July 16, 2001 in Los Angeles California Superior Court under Case No. BC353322. The Company's management believes that the derivative cross-complaint filed by Mr. Bretz does not have any merit and that the Company will eventually prevail. The court ruled that the derivative cross-complaint was unlikely to benefit the Company or its shareholders and ordered Mr. Bretz to post the maximum ($50,000) bond in order to continue his lawsuit. The Company has been notified that Mr. Bretz has posted the bond on March 21, 2001. Mr. Bretz has filed a motion to exonerate the bond or for reconsideration of the court order to post the bond and a hearing on the matter is scheduled for May 23, 2002.

                              AUTO-GRAPHICS, INC.
                                   Form 10-Q

                          PART II - OTHER INFORMATION


On December 10, 2001, Mr. Bretz filed another complaint in Los Angeles Superior Court under Case No. BC263256 against the Company, two of the Company's officers, Robert S. Cope and Daniel E. Luebben, the Company's general counsel, Craig O. Dobler, and a director, James R. Yarter. The complaint seeks to enforce a director's inspection and copying rights under California Corporations Code Section 1602 and seeks injunctive relief, attorney's fees and costs. The Company has denied access to some documents by Mr. Bretz until a suitable protective order may be implemented to protect the Company's interests. The Company and individual defendants have filed a demurrer (a formal objection to the legal sufficiency of the opponent's pleading). In response, Mr. Bretz amended his complaint and has dismissed all of the above individual defendants. The Company intends to seek dismissal of the case, because Mr. Bretz is no longer a director.

On February 19, 2002, Robert H. Bretz amended a complaint in Federal
District Court under Case No. CV 01-5891 CAS originally filed in June
2001 by Mr. Bretz in the name of the Company seeking a temporary restraining order (TRO) and preliminary injunction blocking the 2001 annual shareholder's meeting scheduled for February 27, 2002, which had been delayed from October 31, 2001. At a hearing on February 26, 2002, the court denied the application for a temporary restraining order and ruled that the shareholder meeting could proceed as scheduled, but requested that the results of the proxy solicitation not be made public or be implemented until after a further hearing on March 22, 2002. The 2001 annual shareholder's meeting was conducted on February 27, 2002 and adjourned solely for the purpose of consideration on March 27, 2002 of a shareholder proposal submitted by Mr. Bretz, which was the subject of a supplemental proxy statement later issued on March 4, 2002. On March 27, 2002, the vote was conducted at the adjourned meeting on the shareholder proposal. On April 26, 2002 the court issued its ruling, which denied the request by Mr. Bretz for a preliminary injunction and authorized the Company to release and implement the results of the vote from its February 27, 2002 shareholder meeting following completion of the vote on the shareholder proposal sponsored by Mr. Bretz establishing a maximum age limit for directors of 67 years. As a result of a vote by the shareholders of the Company, Mr. Bretz is no longer a director of the company. Due to the delay in the court's ruling, the Company will not be able to proceed with its shareholder meeting originally planned for May 15, 2002 in accordance with its Bylaws and will be forced to reschedule the meeting to a tentative date of June 27, 2002.

The Company has filed complaints with the California State Bar alleging violations of ethics codes by Mr. Bretz and the matters are currently being investigated by the State Bar.

                              AUTO-GRAPHICS, INC.
                                   Form 10-Q

                          PART II - OTHER INFORMATION


The Company filed a complaint in Los Angeles, California, Superior Court, Case No. BC261175 on November 6, 2001 against Pigasus, Inc. and its principals, Arthur and Candy Zemon. The suit alleges a lack of informed consent, fraud, deceit, intentional and negligent misrepresentation, lack of consideration, and breach of contract and seeks to rescind the contract for the Company's acquisition of the Wings software developed by Pigasus and seeks damages in excess of $400,000. Subsequently, Pigasus Software, Inc., Arthur Zemon and Candace Zemon filed suit in the Circuit Court of Saint Charles County, State of Missouri, Civil Action No. 01CV129525, against Auto-Graphics, Inc. for breach of contract, and they seek damages in excess of $500,000. Both actions were removed to the local Federal District Courts and the California District Court has transferred the matter to the District Court in Missouri. The parties have been engaging in mediation, but have been unable to reach agreement on a settlement.

Item 2.  Changes in Securities and Use of Proceeds.  None.

Item 3.  Defaults upon Senior Securities.  None.

Item 4.  Submission of Matters to a Vote of Security Holders.

The Company issued a definitive proxy statement on February 8, 2002 in preparation for the Company's 2001 annual shareholder's meeting, which was held on February 27, 2002 after having been delayed from October 31, 2001. The results of the vote of the shareholders present in person and by proxy at the 2001 annual shareholder's meeting which may now be announced and implemented following the ruling by the court on April 26, 2002 (see
Item 1 above) are as follows:

1. Robert S. Cope, James R. Yarter and Robert L. Lovett were elected as directors of the Company effective February 27, 2002. Messrs. Cope and Yarter received 2,755,375 votes cast for election (90.6%), 300 votes cast as withhold and 285,178 votes cast as abstentions out of a total of 3,040,853 votes cast. Mr. Lovett received 2,889,375 votes cast for election (95.0%), 300 votes cast as withhold and 151,178 votes cast as abstentions out of a total of 3,040,853 votes cast.

2. 2002 Stock Plan was approved with 2,894,575 votes cast for the Plan (95.2%), 31,600 votes cast against and 114,678 votes cast as abstentions out of a total of 3,040,853 votes cast.

3. No. 1 to the Articles of Incorporation to delete the provision that provides for the number of directors to be stated in the Articles of Incorporation was approved with 2,897,875 votes cast for Amendment No. 1 (95.3%), 28,300 votes cast against and 114,678 votes cast as abstentions out of a total of 3,040,853 votes cast.

                              AUTO-GRAPHICS, INC.
                                   Form 10-Q

                          PART II - OTHER INFORMATION


4. Amendment No. 2 to the Articles of Incorporation to add a provision to eliminate or limit the personal liability of directors for money damages was approved with 2,762,875 votes cast for Amendment No. 2 (90.9%), 163,300 votes cast against and 114,678 votes cast as abstentions out of a total of 3,040,853 votes cast.

5. The amendment to the Bylaws to state that the number of directors shall be at least three (3) and not more than five (5) directors, with the current exact number to be three (3) directors was approved with 2,898,475 votes cast for the amendment to the Bylaws (95.3%), 27,700 votes cast against and 114,678 votes cast as abstentions out of a total of 3,040,853 votes cast.

6.  The shareholder proposal sponsored by Paul Shepherd to amend Article V,
Section 5 of the Company's Bylaws to require approval either by the shareholders or by the independent members of the board of directors for related party transactions and contracts was defeated with 180,500 votes cast for the amendment to the Bylaws, 2,720,675 votes cast against (89.5%) and 139,678 votes cast as abstentions out of a total of 3,040,853 votes cast.

The 2001 annual shareholder's meeting on February 27, 2002 was adjourned to March 27, 2002 solely for the purpose of considering a second shareholder proposal sponsored by Robert H. Bretz, the Company's former corporate counsel, to amend the Company's Bylaws, Article III, Section 3 to limit the age of directors to 67 years. The proposal was defeated by a vote of the shareholders present in person and by proxy at the adjourned 2001 annual shareholder's meeting on March 27, 2002 with 248,865 votes cast for the second shareholder proposal, 2,959,425 votes cast against (92.2%) and 2,275 votes cast as abstentions out of a total of 3,210,565 votes cast.

A description of the resolution between the Company and the Special Shareholder's Committee chaired by Corey M. Patick is included under the section entitled "Background and Chronology of Abandoned Proxy Contest" contained in the Company's definitive proxy statement (Schedule 14A) as filed with the SEC on February 8, 2002.

On February 27, 2002, the Company's shareholders re-elected Robert S. Cope and James R. Yarter and elected Robert L. Lovett to the board of directors replacing Robert H. Bretz. Mr. Lovett has since resigned his position and the remaining two members (Messrs. Cope and Yarter) of the Board are seeking a suitable candidate to fill the third seat.

Item 5.  Other Information.  None.

Item 6.  Exhibits and Reports on Form 8-K.

         (a)  Exhibits:  None.
         (b)  None.

                              AUTO-GRAPHICS, INC.
                                   Form 10-Q


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                 AUTO-GRAPHICS, INC.



Date    May 15, 2002             ss/ Robert S. Cope
    --------------------         ---------------------------
                                 Robert S. Cope, President



Date    May 15, 2002             ss/ Daniel E. Luebben
    --------------------         ---------------------------
                                 Daniel E. Luebben,
                                 Chief Financial Officer